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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51389

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AVIAN SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

260 FRANKLIN STREET, SUITE 1010
(No. and Street)

BOSTON,	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

AVI COHEN (617) 988-8151
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOSULE, BUTKUS & JESSON, LLP
(Name – *if individual, state last, first, middle name*)

480 ADAMS STREET	MILTON	MA	02186
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, AVI COHEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AVIAN SECURITIES, LLC, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

MANAGING PARTNER

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Avian Securities, LLC
(SEC I.D. No. 8/51389)

Independent Auditor's Report and Supplemental Report on Internal Control

Financial Statements and Supplemental Schedule
Year Ended December 31, 2007

Filed Pursuant to Rule 17a-5(e) (3) as a Public Document

Gosule, Butkus & Jesson, LLP
Certified Public Accountants

AVIAN SECURITIES, LLC

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2007

Gosule, Butkus & Jesson, LLP
Certified Public Accountants

AVIAN SECURITIES, LLC

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2007

TABLE OF CONTENTS

	PAGE
Independent Auditor's Report	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Members' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 10
Supplementary Information:	
Computation of Net Capital Pursuant to Rule 15c3-1	11
Supplemental Report on Internal Control	12 - 13

BOSTON OFFICE
101 Federal Street
Suite 1908
Boston, MA 02110
617. 423. 2314



CAPE COD OFFICE
67 School Street
Hyannis, MA 02601
508. 771. 8577
Fax 508. 775. 7526

Gosule, Butkus & Jesson, LLP
CERTIFIED PUBLIC ACCOUNTANTS
480 Adams Street • Milton, MA 02186
617.698.3950 • Fax 617.696.1596

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Avian Securities, LLC
260 Franklin Street, Suite 1010
Boston, Massachusetts 02110

We have audited the accompanying statement of financial condition of Avian Securities, LLC as of December 31, 2007, and the related statements of operations, changes in members' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Avian Securities, LLC at December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in The United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of computation of net capital pursuant to Rule 15c3-1 as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Gosule, Butkus & Jesson

Gosule, Butkus & Jesson, LLP
Certified Public Accountants

Milton, Massachusetts
January 18, 2008

AVIAN SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Current assets:	
Cash	$ 707,558
Receivable from clearing organization	65,330
Receivable from customers	156,052
Security deposit	77,706
Certificate of deposit	53,000
Total current assets	1,059,646
Office equipment and fixtures:	
Office equipment and fixtures	204,203
Less: accumulated depreciation	159,168
Total office equipment and fixtures	45,035
	$ 1,104,681

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$ 384,093
Total current liabilities	384,093
Members' equity:	
Members' equity	720,588
Total members' equity	720,588
	$ 1,104,681

See accompanying notes and auditor's report.

AVIAN SECURITIES, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

Income:	
Brokerage	$ 4,854,736
Research	1,086,289
Miscellaneous income	88,123
Total income	6,029,148
Operating expenses:	
Payroll, commissions, and related expenses	3,293,490
Brokerage expense and clearing fees	868,239
Professional fees	178,823
Communication expenses	242,778
Soft dollar	389,581
Occupancy and office supplies	310,922
Depreciation	27,230
Other operating expenses	325,643
Total operating expenses	5,636,706
Other expense:	
Loss on disposition of assets	3,140
Income before provision for income taxes	389,302
Provision for income taxes	7,500
Net income	$ 381,802

See accompanying notes and auditor's report.

AVIAN SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2007

Balance, beginning of year	$ 878,786
Add:	
Net income	381,802
	1,260,588
Less: Distributions to members	540,000
Balance, end of year	$ 720,588

See accompanying notes and auditor's report.

AVIAN SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:	
Net income	$ 381,802
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	27,230
Loss on disposition of office equipment and furniture	3,140
Change in:	
Receivable from clearing organization	< 22,765>
Receivable from customers	< 87,213>
Security deposit	77,706
Certificate of deposit	752
Accounts payable and accrued expenses	< 64,802>
Net cash provided by operating activities	315,850
Cash flows from investing activities:	
Purchase of office equipment and fixtures	< 15,094>
Net cash used by investing activities	< 15,094>
Cash flows from financing activities:	
Distributions to members	< 540,000>
Net cash used by financing activities	< 540,000>
Increase in cash	< 239,244>
Cash, beginning of year	946,802
Cash, end of year	$ 707,558

Supplemental disclosures of cash flows:

Cash paid for interest	$ 5,386
Cash paid for income taxes	$ -

See accompanying notes and auditor's report.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business

Avian Securities, LLC ("the Company") is engaged in buying and selling securities for a diverse group of investors. The Company introduces these transactions for clearance and execution services to Pershing, LLC ("Pershing"), a New York Stock Exchange member firm, on a fully disclosed basis. The Company's business and results of operations are, to some extent, dependent on investment trends of the United States economy.

The agreements between the Company and Pershing provide that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company monitors its customer activity by reviewing information it receives from Pershing on a daily basis, requiring customers to deposit additional collateral or reduce positions when necessary, and reserving for doubtful accounts when necessary.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from clearing organization and customers

The Company uses the specific identification method of accounting for losses arising from uncollectible receivables from clearing organizations. Under this method, receivable from clearing organization is written off to bad debt expense in the period it is deemed to be uncollectible. In the opinion of management, substantially all of the receivables from clearing organization and customers are considered to be realizable at the amounts stated in the accompanying statement of financial condition and no allowance for doubtful accounts is considered necessary.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Office equipment and fixtures

Office equipment and fixtures are capitalized at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The related useful lives of the assets are:

Computer equipment	3 years
Computer software	3 years
Furniture	5 years
Telephone equipment	5 years

Revenue recognition

The Company follows the practice of accounting for securities transactions on a trade-date basis and the related income on a settlement-date basis, generally the third business day following the trade date. This practice does not produce results which are materially different from those which would be reported by accounting for the results on a trade-date basis.

Income taxes

The Company and its members have elected to be taxed as a partnership. No provision has been provided for federal income taxes in the financial statements, as all income of the Company is taxed directly to the members. Some local tax legislation requires that a portion of the local income tax liability relating to the Company's income be assessed at the company level; therefore, when applicable, a local tax liability has been accrued for financial statements purposes.

AVIAN SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 2 - CONCENTRATION OF RISK

Cash balances

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Receivables and customers

One clearing organization accounted for 30% of the outstanding balance at December 31, 2007. Such item was fully collected in January, 2008.

NOTE 3 - MEMBERS' EQUITY

As a result of the Company's election to be treated as a partnership for tax purposes, taxable income for the year ended December 31, 2007 has been allocated to a members' capital account.

NOTE 4 - COMMITMENTS AND CONTIGENCIES

Leases

The Company leases various office spaces that are being properly classified as operating leases. These leases have various terms that run through November, 2008. The Company has recorded office rental expense for the year ended December 31, 2007 of $276,403, which is included in occupancy and office supplies.

The following represents the minimum lease payments due next year.

Year ending December 31,	
2007	$ 275,496

AVIAN SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 4 - COMMITMENTS AND CONTIGENCIES (continued)

Letter of credit

On September 5, 2003, the Company secured an Irrevocable Standby Letter of Credit from Bank of America in the amount of $77,706 as required in a lease agreement for office space. The Company is required to maintain a deposit account of $77,706 at Bank of America until expiration of the letter of credit on November 1, 2008.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a broker/dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, including Rule 15c3-1, which requires the Company to maintain a specified amount of capital, as defined, and a ratio of aggregate indebtedness, as defined, to net capital not exceeding 15 to 1. The Company's net capital, as computed pursuant to Rule 15c3-1, was $382,842 at December 31, 2007, which was greater than required net capital of $250,000 by $132,842. The ratio of aggregate indebtedness to net capital at December 31, 2007 was .35 to 1 (see supplementary information).

NOTE 6 - DEPOSITS WITH CLEARING BROKER

The amount that the Company has on deposit with clearing broker at December 31, 2007, consists of the following:

	Financial Statement Classification	Carrying Amount
Pershing, LLC	Receivable from clearing organization	$ 65,330
	Cash	251,795
		$ 317,125

NOTE 7 - RELATED PARTY TRANSACTIONS

Included in payroll, commissions, and related expenses is $219,934 paid to Avian Research, LLC for research purchased by the Company. Avian Securities, LLC paid a management fee to Naiva Management of $873,966 relating to payroll and management fees of $97,324 relating to other expenses. All transactions took place at arm's length and in the ordinary course of business.

NOTE 8 - DEPRECIATION

Depreciation expense for the year ended December 31, 2007 was $27,230.

NOTE 9 - EXEMPTION FROM RULE 15c3-3

The Company claims an exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under section §K(2)(ii), all of the customer transactions are cleared through another broker on a fully disclosed basis. As a result, there were no reserve requirements.

The firm does engage in soft dollar business which requires customer funds to be held in a segregated account for soft dollar Section 28(e) payments on behalf of customers.

SUPPLEMENTARY INFORMATION

AVIAN SECURITIES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
YEAR ENDED DECEMBER 31, 2007

Capital - members' equity		$ 720,588
Deductions - non-allowance items		331,792
Other deductions		5,954
Net capital		382,842
Total aggregate indebtedness	$ 384,093	
Minimum net capital requirement of broker/dealer (The greater of 6-2/3% of aggregate indebtedness, as defined, or $250,000)		250,000
Excess net capital		$ 132,842
Ratio of aggregate indebtedness to net capital		.35 to 1

***Note:** there is no difference between the net capital computation above and that per the unaudited FOCUS report.*

See accompanying auditor's report.

BOSTON OFFICE
101 Federal Street
Suite 1908
Boston, MA 02110
617. 423. 2314



Gosule, Butkus & Jesson, LLP

CERTIFIED PUBLIC ACCOUNTANTS
480 Adams Street • Milton, MA 02186
617.698.3950 • Fax 617.696.1596

CAPE COD OFFICE
67 School Street
Hyannis, MA 02601
508. 771. 8577
Fax 508. 775. 7526

January 18, 2008

Mr. Avi Cohen
Avian Securities, LLC
260 Franklin Street, Suite 1010
Boston, Massachusetts 02110

In planning and performing our audit of the financial statements of Avian Securities, LLC ("the Company") for the year ended December 31, 2007, on which we have issued our report dated January 18, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("the Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or such practices and procedures to future period is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the policies and procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operations, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the information and use of the director, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely yours,



Gosule, Butkus & Jesson, LLP
Certified Public Accountants

Accepted:

By:______________________________

Date: 1/24/08

END